October 4, 2011

By Facsimile to (212) 230-7815

Bill Belitsky, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022

Re: Van Kampen Unit Trusts, Series 1159 and Series 1165
        File Nos. 333-176332 and 333-176912

Dear Mr. Belitsky:

        We have reviewed the above-referenced registration statements on Form S-6 filed Aug. 16 and
Sept. 19, 2011, respectively, for Series 1159 and Series 1165 of Van Kampen Unit Trusts (the "Trust").
Series 1159 consists of two underlying unit trust portfolios, Economic Expansion Portfolio, Series 6 and
Inflation Hedge Portfolio, Series 3.   Series 1165 consists of one underlying portfolio, the Alternatives
Allocation Portfolio 2011-4.

        As requested by the transmittal letters accompanying these filings, and based on the
representations made therein, we have conducted a selective review in accordance with Securities Act
Release No. 6510.   Although we have no comments at this time, we note that portions of both filings
are incomplete.   We may have comments on these omitted items, including certain exhibits, when
provided by pre-effective amendment.   We may also have comments on any information provided
supplementally.

        We urge all persons who are responsible for the accuracy and adequacy of the information
contained in flings reviewed by the staff to be certain that all the required and other information
needed by investors to make an informed decision has been provided.   Since Van Kampen Funds, Inc.,
the Trust's depositor (the "Depositor"), and the Trust are in possession of the facts relating to these
registration statements, they are responsible for the accuracy and adequacy of the disclosure contained
therein.

        At such time as the Trust and Depositor may request acceleration of the effective date of these
registration statements, they should furnish a letter, at the time of their request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare
  the filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the Trust or the Depositor from their full
  responsibility for the adequacy and accuracy of the disclosure contained in the filing;
  and

- Neither the Trust nor the Depositor may assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Furthermore, please be advised that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of these filings.

Please feel free to call me at (202) 551-6968 if you have any questions or concerns regarding these matters you would like to discuss.

Sincerely yours,

H.R. Hallock, Jr.
Senior Counsel